UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Integral Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45810H107

(CUSIP Number)

Bradley L. Finkelstein

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 45810H107

(1)	Names of Reporting Persons Vintage Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power None
	(8)	Shared Voting Power 1,750,000
	(9)	Sole Dispositive Power None
	(10)	Shared Dispositive Power 1,750,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.8%
(14)	Type of Reporting Person (See Instructions) PN

Schedule 13D/A

CUSIP No. 45810H107	Page 3 of 8

(1)	Names of Reporting Persons Vintage Partners GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power None
	(8)	Shared Voting Power 1,750,000
	(9)	Sole Dispositive Power None
	(10)	Shared Dispositive Power 1,750,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.8%
(14)	Type of Reporting Person (See Instructions) OO

Schedule 13D

CUSIP No. 45810H107	Page 4 of 8

(1)	Names of Reporting Persons Vintage Capital Management, LLC.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power None
	(8)	Shared Voting Power 1,750,000
	(9)	Sole Dispositive Power None
	(10)	Shared Dispositive Power 1,750,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.8%
(14)	Type of Reporting Person (See Instructions) OO

Schedule 13D

CUSIP No. 45810H107	Page 5 of 8

(1)	Names of Reporting Persons Brian R. Kahn
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 10,000
	(8)	Shared Voting Power 1,750,000
	(9)	Sole Dispositive Power 10,000
	(10)	Shared Dispositive Power 1,750,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,760,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.8%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 45810H107	Schedule 13D	Page 6 of 8

This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on July 6, 2010, as amended, on behalf of Vintage Partners, L.P., Vintage Partners GP, LLC, Vintage Capital Management, LLC and Brian R. Kahn (the “Schedule 13D”). Unless set forth below, all disclosure previously included in the 13D is unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is amended to add the following:

On May 15, 2011, the Reporting Persons entered into a voting agreement by and between Kratos Defense & Security Solutions, Inc., a Delaware corporation (“Kratos”) and Brian Kahn on behalf of Vintage Partners GP, LLC, Vintage Partners, L.P. and Vintage Capital Management, LLC (the “Voting Agreement”). Also on May 15, 2011, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Kratos, Iris Merger Sub Inc., a Maryland corporation and direct wholly owned subsidiary of Kratos (“Merger Sub”) and Iris Acquisition Sub LLC, a single member Maryland limited liability company and a direct wholly owned subsidiary of Kratos (“Merger LLC”), pursuant to which Merger Sub will be merged with and into the Issuer, with the Issuer as the surviving corporation (the “Merger”). The Merger will be immediately followed by the merger of the surviving corporation with and into Merger LLC, with Merger LLC as the surviving corporation (the “LLC Merger”). Each share of Issuer common stock outstanding immediately prior to the Merger will be converted into the right to receive $5.00 in cash and 0.588 shares of Kratos common stock, par value $0.001 (together, the “Merger Consideration”).

Pursuant to the Voting Agreement, the Reporting Persons have agreed to, among other things and subject to certain limitations, (1) appear at any meeting of the stockholders of the Issuer or otherwise cause all shares of the Issuer that are owned by the Reporting Persons (the “Issuer Shares”) to be counted as present at such meeting for purposes of establishing a quorum and (2) vote (or cause to be voted) all Issuer Shares (a) in favor of the adoption of the Merger Agreement and the Merger; (b) against any Alternative Proposal (as defined below); and (c) against any other action, agreement, proposal or transaction involving the Issuer or any of its subsidiaries which other action, agreement, proposal or transaction would compete with, interfere with, impede, frustrate, prevent, burden or nullify the Merger or the Merger Agreement.

The Reporting Persons also agreed, subject to certain limitations, from the date of the Voting Agreement through the Expiration Date (as defined below) not to (i) initiate, solicit, knowingly encourage (including by providing information) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, an Alternative Proposal, (ii) engage or participate in any negotiations concerning, or provide or cause to be provided any non-public information or data relating to the Issuer or any of its subsidiaries in connection with, or have any discussions (other than to state that they are not permitted to have discussions) with any person relating to, an actual or proposed Alternative Proposal, or otherwise knowingly encourage or knowingly facilitate any effort or attempt to make or implement an Alternative Proposal, (iii) approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Alternative Proposal, (iv) amend or grant any waiver or release under any standstill or similar agreement, (v) approve any transaction by which any third party would otherwise have become an “interested stockholder” under Section 3-601 of the Maryland General Corporation Law, or (vi) agree to do any of the foregoing.

As used herein, “Alternative Proposal” means any inquiry, proposal or offer from any person or group of persons other than Kratos or one of its subsidiaries for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Issuer (or any subsidiary or subsidiaries of the Issuer whose business constitutes 20% or more of the net revenues, net income or assets of the Issuer and its subsidiaries, taken as a whole) or (ii) the acquisition in any

CUSIP No. 45810H107	Schedule 13D	Page 7 of 8

manner, directly or indirectly, of over 20% of the equity securities or consolidated total assets of the Issuer and its subsidiaries, in each case other than the Merger and the LLC Merger.

As used herein, “Expiration Date” means the earlier of (i) termination of the Merger Agreement, (ii) the date on which the merger becomes effective, or (c) such time as the Merger Agreement is amended without the Reporting Persons consent which amendment either decreases the Merger Consideration or materially and adversely affects the Reporting Person,

The foregoing descriptions of the Voting Agreement and the Merger Agreement are summaries only and are qualified in their entirety by reference to the full text of each the Voting Agreement filed as Exhibit 1 hereto and incorporated herein by reference and by the Merger Agreement, filed as an exhibit to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 18, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities

Item 6 is hereby amended to add the following:

On May 15, 2011 the Reporting Persons and the Issuer entered into the Voting Agreement defined and described in Item 4 above and attached as Exhibit 1 hereto.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

Exhibit 1: Voting Agreement dated as of May 15, 2011 by and between Kratos Defense & Security Solutions, Inc. and Brian Kahn on behalf of Vintage Partners GP, LLC, Vintage Partners, L.P. and Vintage Capital Management, LLC.

CUSIP No. 45810H107	Schedule 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2011	By:	/s/ Brian R. Kahn

Brian R. Kahn, for (i) himself; (ii) as Manager of Vintage Partners GP, LLC, for itself and as General Partner of Vintage Partners, L.P.; and (iii) as Managing Member of Vintage Capital Management, LLC, Investment Manager of Vintage Partners, L.P.